
September 9, 2013

<u>Via Email</u>
Rachel Boulds
Chief Financial Officer
Independent Film Development Corporation
420 North Camden Drive, Retail Level
Beverly Hills, California 90210

> **Re: Independent Film Development Corporation**
> **Form 10-K for the year ended September 30, 2012**
> **Filed January 15, 2013**
> **File No. 000-53103**

Dear Ms. Boulds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2012

Report of Independent Registered Public Accounting Firm, page F-2

1. It appears the financial statements for the year ended September 30, 2011 have been restated. As such, please revise your audit opinion to refer to the restated financial statements as having been audited.

2. We note the first paragraph of your audit opinion states that financial statements for the period from inception (September 14, 2007) to September 30, 2010 were audited by other auditors. In situations where a current auditor relies on the work of a predecessor auditor with respect to discrete reporting periods that are part of the cumulative amounts since inception, the predecessor auditor's report must also be included in the filing. Refer to Rule 2-05 of Regulation S-X.

3. In this regard, we note that the financial statements as of and for the year ended September 30, 2011 have been restated, which also impacts the cumulative period since inception. In the event the predecessor auditor did not audit the restatement, your audit report should be modified to state that the predecessor auditor reported on the prior financial statements before restatement. Please revise accordingly.

Note 2: Significant Accounting Policies, page F-8

Derivative Liabilities, page F-10

4. You state that the fair value calculation of your derivative financial instruments was performed by an independent qualified business valuator. This type of disclosure gives the implication that an outside party, and not management, is responsible for the calculation. Therefore, if you have relied on the work of this expert, and management is not willing to take responsibility for the calculation as utilized within the financial statements, please identify the firm or individual expert by name and file their consent to be named as an expert within the filing as Exhibit 23. Alternatively, you may remove the reference to the outside party herein and on pages F-14 and F-18.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief